

Mail Stop 3720

August 18, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLOC
12670 High Bluff Drive
San Diego, CA 92130

       RE: **NextWave Wireless LLC**
              Amendment No. 3 to Form 10 filed August 10, 2006
              Form 8-K filed July 21, 2006
              Form 10-Q for the three months ended July 1, 2006 filed
                  August 14, 2006
              File No. 0-51958

Dear Mr. Cassou:

       We have reviewed the above filings and your response letter dated August 9, 2006 and have the following comments. Where indicated, we think that you should revise your Form 10, Form 8-K and Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked copy of your amended Form 10.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10

Explanatory Note, page ii

1.   Please revise to identify the third-party source referenced on page iii.

Item 2. Financial Information, page 48

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

2.   We have reviewed your response to comment 5. Please advise us whether or not you are able to determine at least the prices, or a range of prices, that companies are paying or have paid for comparable spectrum licenses in the FCC's Auction 66. If so, please provide the comparative information requested by our prior comment to the extent practicable.

Liquidity and Capital Resources, page 53

3.   We note that substantially all of the proceeds from your sale of senior secured notes has already been depleted from your purchase of WCS Wireless and your attempts to purchase spectrum in the ongoing FCC auction of licenses, that you have generated net losses to date, and that the agreement governing your senior secured notes requires you maintain, in a separate account, $75 million in cash or cash equivalents other than funds from the proceeds of the notes. As requested by our prior comment 6, expand the Liquidity and Capital Resources section to analyze how the $75 million restriction, as well as your depleted cash and cash equivalents, lack of net profits, and significant expenditures needed to meet the FCC's substantial service requirements for your WCS spectrum portfolio, will affect your liquidity and capital resources on a going-forward basis. Analyze, with quantified details, if possible, how you will fund your planned offer and sale of your WiMAX products and services, as well as the planned deployment of your trial network in Henderson, Nevada. Revise to provide greater clarity regarding the nature and timing of your need to obtain additional financing. For example, it is unclear how your plan to fund your WiMAX technology development activities with your cash and investments, as described in the second paragraph on page 56, is viable in light of the information set forth above.

Critical Accounting Policies and Estimates, page 57

4.   We note the disclosure of your critical accounting policy for the valuation of goodwill and intangible assets. Please disclose additional detail concerning your policies for the timely recognition and measurement of impairment of goodwill and intangible assets not subject to amortization, and advise us. Refer to the guidance in paragraph 17 of SFAS 142.

Certain Relationships and Related Transactions, page 77

5.   As requested by our prior comment 8, please include the disclosure required by Item 404 with respect to your recent sale of senior secured notes to Avenue Capital Group or provide a further analysis for why Mr. Symington does not have an "indirect material interest" within the meaning of Item 404(a) and Instruction 8

thereto. In this regard, we note that Mr. Symington holds a senior position at Avenue Capital Group as one of five portfolio managers, reports directly to the Senior Portfolio Manager—Avenue U.S. Strategy, is highlighted on Avenue Capital Group's website as a member of its "core group of Senior Professionals" and specializes in investment in distressed or recently reorganized companies such as Nextwave Wireless.

Form 8-K filed on July 21, 2006

6.   It appears that the company did not file Schedules 1.2A through 5.22 and Exhibits B, C, D, and I to Exhibit 4.1 (Purchase Agreement), and Schedule 9 to Exhibit 10.2 (Parent Guaranty). Please file the entirety of all exhibits, as requested by our prior comment 9. We note that Item 601(b)(10) of Regulation S-K does not give management the discretion to omit portions of material contracts, even to the extent it believes the portions do not contain information that would material to investors.

Form 10-Q for the three months ended July 1, 2006

7.   Please comply with all of the above comments as applicable to your Form 10-Q for the three months ended July 1, 2006.

Item 4. Controls and Procedures, page 33

8.   Revise this section to include the disclosure required by Item 308(c) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
        Weil, Gotschal & Manges LLP
        Via Facsimile: (212) 310-8007